FAIRFAX  News Release
TSX Stock Symbol: FFH and FFH.U
TORONTO, March 13, 2017
Not for distribution to U.S. news wire services or dissemination in the United States.
FAIRFAX ANNOUNCES FINAL RESULTS AND PRICING OF
 CASH TENDER OFFER FOR SENIOR NOTES
Toronto, Ontario (March 13, 2017) – Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces today the final results and pricing of its cash tender offers to purchase a targeted aggregate principal amount of notes (the "Offers") consisting of its outstanding 7.50% Senior Notes due 2019 (the "2019 Notes"), 7.25% Senior Notes due 2020 (the "2020 Notes") and 6.40% Senior Notes due 2021 (the "2021 Notes" and, together with the 2019 Notes and the 2020 Notes, the "Notes"). The complete terms and conditions of the Offers are set forth in the Offer to Purchase dated January 30, 2017 as subsequently amended and extended on February 23, 2017 (the "Offer to Purchase"). Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase.
The following table sets out the Final Acceptance Amount, together with the Series Acceptance Amount, the Clearing Spread and the Offer Consideration in respect of each series of Notes validly tendered and accepted for purchase pursuant to the Offers.
Title of Security	CUSIP	Principal Amount Outstanding	GoC Reference Security	Series Acceptance Amount	RBC Reference Page	Clearing Spread	Purchase Yield	Offer Consideration (per $1,000)	Offer Consideration (with Accrued Interest) (per $1,000)
7.50% Senior Notes due 2019	303901AQ5	$400,000,000	CAN 1.75% 1SEP19(1)	$11,638,000	RBCB	135 bps	2.266%	$1,123.09	$1,128.23
7.25% Senior Notes due 2020	303901AR3	$275,000,000	CAN 3.50% 1JUN20(2)	$7,731,000	RBCB	160 bps	2.628%	$1,143.83	$1,160.51
6.40% Senior Notes due 2021	303901AU6	$400,000,000	CAN 3.25% 1JUN21(3)	$4,405,000	RBCB	175 bps	2.956%	$1,134.84	$1,154.30
		Final Acceptance Amount:		$23,774,000
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(1)   1 3/4 percent Government of Canada Bond due September 2019 (ISIN: CA135087C855).
(2)   3 1/2 percent Government of Canada Bond due June 2020 (ISIN: CA135087YZ11).
(3)   3 1/4 percent Government of Canada Bond due June 2021 (ISIN: CA135087ZJ69).
All Notes validly tendered at spreads equal to or greater than the applicable Clearing Spread for each series of Notes will be taken up and accepted for purchase by Fairfax upon the terms and subject to the conditions set forth in the Offer to Purchase. Payment for Notes accepted for purchase will be made by Fairfax on the Settlement Date, which is expected to occur on or about March 16, 2017.
Following consummation of the Offers, any Notes that are purchased in the Offers will be retired and cancelled and no longer remain outstanding. All Notes not accepted for purchase by Fairfax will be returned to the Tendering Holder.
Following completion of the Offers, Fairfax will have (i) $388,362,000 aggregate principal amount of 2019 Notes outstanding, (ii) $267,269,000 aggregate principal amount of 2020 Notes outstanding and (iii) $395,595,000 aggregate principal amount of 2021 Notes outstanding.

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. Fairfax is making these Offers only by, and pursuant to the terms and conditions set forth in, the Offer to Purchase and the related Letter of Transmittal. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The distribution of this press release and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this press release or the Offer to Purchase comes are required to inform themselves about and to observe any such restrictions.
Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to successfully complete the Offers; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.